# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rainmaker Worldwide Inc., CIK 0001872292
CUSIP: 75088P200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120
Date of event which requires filing of this statement: 09/02/2026
Filed by CIK 0002043413
Persons authorized to receive notices and communications: Michael A. Skinner, 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120, 1-705-761-1933

## Reporting persons
- Michael A. Skinner (CIK 0002043413): type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 6,128,162; shared voting power 0; sole dispositive power 6,128,162; shared dispositive power 0; aggregate amount beneficially owned 6,128,162 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Rainmaker Worldwide Inc.
Address of issuer's principal executive offices: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120

## Item 2. Identity and Background
Name of person filing: Michael A. Skinner
Residence or business address: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada, 89120 USA
Present principal occupation or employment: Michael A. Skinner is a businessman and corporate executive. He serves as a director of Rainmaker Worldwide Inc. and is the principal of MAS Capital Inc. and Kawartha Entertainment Group Inc.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Canadian

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person beneficially owns the securities reported herein through MAS Capital Inc. and Kawartha Entertainment Group Inc., each of which is wholly owned by the Reporting Person.

The securities were acquired through a combination of (i) purchases by MAS Capital Inc. and Kawartha Entertainment Group Inc. using their respective working capital, (ii) common shares issued by the Issuer as payment of accrued dividends on Series A Preferred Stock, and (iii) market purchases by Kawartha Entertainment Group Inc.

The Reporting Person has the right to acquire additional shares of Common Stock upon conversion of the Series A Preferred Stock held by MAS Capital Inc. and Kawartha Entertainment Group Inc., which is immediately convertible pursuant to its terms.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities for investment purposes. Depending on market conditions and other factors, the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of securities of the Issuer in the ordinary course of investment.

Except as described in this Schedule 13D, the Reporting Person has no present plans or proposals that relate to or would result in any of the matters described in Items 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own an aggregate of 6,128,162 shares of Common Stock, consisting of 1,496,895 outstanding shares of Common Stock and 4,631,267 shares of Common Stock issuable upon conversion of Series A Preferred Stock that is immediately convertible.

Based upon 95,004,273 shares of Common Stock outstanding, together with the shares of Common Stock issuable upon conversion of Series A Preferred Stock beneficially owned by the Reporting Person that are exercisable within 60 days, the Reporting Person beneficially owns approximately 6.2% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has sole voting power and sole dispositive power with respect to 6,128,162 shares of Common Stock.

The Reporting Person has no shared voting power or shared dispositive power.
Transactions in the class effected during the past sixty days:
On September 2, 2026, the Issuer issued 377,404 shares of Common Stock to MAS Capital Inc. and 358,631 shares of Common Stock to Kawartha Entertainment Group Inc. in satisfaction of accrued dividends payable on the Issuer's Series A Preferred Stock. The number of shares issued was determined pursuant to the terms of the Certificate of Designation governing the Series A Preferred Stock, using the applicable 30-day volume-weighted average price ("VWAP") for each monthly dividend period through August 31, 2026.

During the 60 days preceding the filing of this Schedule 13D, Kawartha Entertainment Group Inc. acquired an aggregate of 560,860 shares of Common Stock in open market transactions. These purchases were executed pursuant to a pre-established 90-day purchase instruction authorizing the acquisition of available shares at prices up to a specified limit. The transactions were as follows:

Date Shares Purchased Price per Share
July 30, 2026 40 $0.0003
August 4, 2026 260 $0.0020
August 5, 2026 200,000 $0.0012
August 10, 2026 18,700 $0.0020
August 12, 2026 400 $0.0005
August 25, 2026 138,400 $0.00946
August 27, 2026 280 $0.0009
August 28, 2026 200,000 $0.0045
September 3, 2026 800 $0.0003
September 4, 2026 1,800 $0.0003
September 8, 2026 180 $0.0008
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person, through MAS Capital Inc. and Kawartha Entertainment Group Inc., has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person beneficially owns the securities reported herein through MAS Capital Inc. and Kawartha Entertainment Group Inc., each of which is wholly owned by the Reporting Person.

MAS Capital Inc. holds 35,469 shares of the Issuer's Series A Preferred Stock, and Kawartha Entertainment Group Inc. holds 34,000 shares of the Issuer's Series A Preferred Stock. The Series A Preferred Stock is immediately convertible into Common Stock pursuant to the terms of the Issuer's Certificate of Designation.

Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of the Issuer that are required to be disclosed under Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Michael A. Skinner: /s/ Michael A. Skinner, Michael A. Skinner (09/11/2026)